HESS CORPORATION

1185 Avenue of the Americas

New York, NY 10036

JOHN P. RIELLY

Senior Vice President

  and Chief Financial Officer

(212) 536-8230

(212) 536-8502 FAX

November 9, 2017

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-1090

Re:	Hess Corporation (the Corporation)
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017

Response to Comment Letter Dated October 26, 2017

File No. 001-01204

Dear Mr. Hiller:

This letter is in response to your letter of October 26, 2017.  Set forth below are our responses to your comments.  For your convenience, our responses are keyed to the numbered comments in your October 26, 2017 letter.

Form 10-K for the Fiscal Year ended December 31, 2016

Financial Statements, page 46

Statement of Consolidated Income, page 51

1.  We note your response to prior comment one, indicating your cost of products sold measure predominantly reflects amounts paid to third parties in exchange for crude oil, natural gas liquids and natural gas. Please modify your presentation to utilize a label for this measure that more closely reflects the nature of the activity. If you wish to retain a cost of products sold measure, this should reflect all attributable costs, whether in the aggregate on a single line, or by tabulating applicable cost components shown on separate lines. If amounts are excluded in reliance on SAB Topic 11:B, the excluded amounts should be separately quantified and limited to depreciation, depletion and amortization that is otherwise attributable to costs of products sold.

Response:

We agree to modify the “Cost of products sold” measure in our statement of consolidated income to a label that more closely reflects the nature of the activity (e.g. Marketing, including purchased oil and gas) in future filings beginning with our Form 10-K for the year ending December 31, 2017.

2.  Please provide as supplemental information an analysis of the volumes and average prices paid for the crude oil, natural gas liquids, and natural gas associated with amounts reported as “cost of products sold (excluding items shown separately below)” for each period presented, and show how such purchased volumes reconcile to the difference between volumes sold on page 31 and volumes produced on page 5. Please include any details and explanations necessary to understand how your financial presentation reflects the underlying production and purchasing activities.

Response:

The production volumes on page 5 represent the Corporation’s share of production associated with our undivided interests in oil and natural gas properties (“net share”).  The volumes sold on page 31 represent sales solely related to the Corporation’s net share of production.  The difference between our sales volumes presented on page 31 and our production volumes presented on page 5 is due to timing differences between when our net share of volumes are produced versus when they are sold.  Sales of purchased volumes from third parties are not included in sales volumes disclosed on page 31.  As a result, sales of purchased volumes are not a reconciling item between production volumes on page 5 and sales volumes on page 31.  However, we have provided the requested supplemental information below, which excludes transportation costs in marketing activities and changes in under-lift and over-lift positions.

Regulation S-K, Item 1204, requires disclosure of each of the following for production owned by a registrant and produced to its interest, less royalties and production due others: (i) production, by final product sold of oil, gas, and other products; (ii) the average sales price per unit of oil, gas and other products produced; and (iii) the average production cost, not including ad valorem and severance taxes, per unit of production.  We present sales volumes of our net production to help readers understand any differences between volumes produced and sold in a reporting period.  Beginning with our September 30, 2017 Form 10-Q, we updated our disclosure of sales volumes to state sales volumes do not include sales of purchased crude oil, natural gas liquids, and natural gas.  We believe our disclosures are in compliance with Regulation S-K, Item 1204.

Supplementally, we advise the volumes and average prices paid for crude oil, natural gas liquids, and natural gas associated with amounts reported as “cost of products sold (excluding items shown separately below)” for each period presented were as follows:

	2016	2015	2014
Crude Oil:
Purchased Volumes (mbbls)	18,292	22,952	19,121
Average Purchase Price (per bbl)	$35.53	$39.78	$71.14

Natural Gas Liquids:
Purchased Volumes (mbbls)	5,185	6,279	3,167
Average Purchase Price (per bbl)	$11.61	$10.37	$26.07

Natural Gas:
Purchased volumes (mmcf)	68,045	53,536	14,950
Average Purchase Price (per mcf)	$1.45	$1.79	$4.30

Total Purchased Volumes (mboe)	34,818	38,154	24,779

* * * * * * *

We would be happy to provide you with any additional information to assist you with your review.  In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,

/s/ John P. Rielly

Senior Vice President and

Chief Financial Officer

cc:John Cannarella

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